Mail Stop 3720

May 11, 2006

Ms. Rita McKeown
Chief Financial Officer
Alliance HealthCard, Inc.
3500 Parkway Lane
Suite 720
Norcross, GA 30092

> **Re**: **Alliance HealthCard, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2005**
> **Filed December 29, 2005**
> **File No. 000-30099**

Dear Ms. McKeown:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director